SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.

(Name of Subject Company (Issuer))

John F. Rothman
Ronald A. Young
(Names of Filing Persons (Offerors))

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
4661 Arriba Drive
Tarzana, California 91356
(818) 344-2894
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee* N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is filed by John F. Rothman (“Rothman”) and Ronald A. Young (“Young”), Managing Members of Casa Munras GP, LLC, the General Partner of Casa Munras Hotel Partners, L.P. (the “Partnership”). This Schedule TO relates to pre-commencement communications of an offer by Rothman and Young to purchase up to 400 limited partnership units (“Units”) of the Partnership for $500 each, as described in Exhibit (a).

Item 12. Exhibits.
EXHIBIT (a)

Item 12. Exhibits.

(a)  Form of Letter to Unitholders, dated June 4, 2003, from John F. Rothman and Ronald A. Young.

     Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.

2